

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Koichi Ishizuka
Chief Executive Officer
WB Burgers Asia, Inc.
3F K's Minamiaoyama
6-6-20 Minamiaoyama
Minato-ku, Tokyo 107-0062, Japan

   Re: WB Burgers Asia, Inc.
     Form 10-K for Fiscal Year Ended July 31, 2022
     Filed June 2, 2023
     File No. 000-56233

Dear Koichi Ishizuka:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services